                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For June 2, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X           Form 40-F
                                     ----                    ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                            No   X
                              -----                          ------

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF)

Effective May 25, 2006, Northwestern Mineral Ventures Inc. granted an aggregate of 850,000 stock options to its three new directors and its CEO, each such option entitling the holder thereof to acquire one common share of the Company at an exercise price of $0.68 until May 25, 2011."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Northwestern Mineral Ventures Inc.

                                         By: /s/ Kabir Ahmed
                                         -------------------
                                             Kabir Ahmed
                                             Chairman

Date: June 2, 2006